Exhibit 99.2

Aquasition Corp. Announces its Initial Public Offering

NEW YORK, November 2, 2012 /PRNewswire/ — Aquasition Corp. (AQUUU) (the "Company") today announced the closing of its initial public offering on November 1, 2012. The initial public offering was for an aggregate of 5,000,000 units at $10.00 per unit. Each unit consists of one share of common stock and one warrant. In addition, the underwriters have a 45-day option to purchase up to an additional 750,000 units from the Company at the initial public offering price to cover over-allotments, if any. The Company also announced the completion of a private placement of 337,750 units at $10.00 per unit to founding shareholders and certain of their designees. An audited balance sheet as of November 1, 2012 reflecting receipt of the proceeds of the initial public offering and the private placement will be included by the Company as an exhibit to a Report of Foreign Private Issuer on Form 6-K to be filed by the Company with the Securities and Exchange Commission.

Lazard Capital Markets acted as sole book running manager in the offering. Copies of the prospectus for the offering may be obtained from Lazard Capital Markets, 30 Rockefeller Plaza, New York, New York 10020, Attn: Equity Syndicate Department.

Aquasition Corp. is a blank check company formed to acquire through a merger, capital stock exchange, asset acquisition, stock purchase or similar acquisition transaction, one or more businesses or assets.

A registration statement relating to these securities was declared effective by the Securities and Exchange Commission on October 25, 2012. This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities law of any such state.

Contact: Matthew Los, +44(0)20-7426-1155